                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                     FOR REGISTRATION OF CERTAIN CLASSES OF
                SECURITIES PURSUANT TO SECTION 12 (b) OR 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         U.S. PLASTIC LUMBER CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                              --------------------

       Nevada                           3080                   87-0404343
 (State of incorporation    (Primary Standard Industrial      (I.R.S. Employer
    /organization)           Classification Code Number)     Identification No.)

                              ---------------------

           2300 W. Glades Road, Suite 440 W, Boca Raton, Florida 33431
                    (Address of Principal Executive Offices)

         If this form relates to the registration    If this form relates to the registration
         of a class of securities pursuant to        of a class of securities pursuant to
         Section 12 (b) of the Exchange Act          Section 12 (g) of the Exchange Act
         and is effective pursuant to General        and is effective pursuant to General
         Instruction A.(c), please check the         Instruction A.(d), please check the
         box. [ ]                                    box. [X]

      Securities Act registration statement file number to which this form relates: 333-22949

      Securities registered pursuant to Section 12 (b) of the Act: None

      Securities registered pursuant to Section 12 (g) of the Act:

                               Title of Each Class
                               to be so Registered
                               -------------------
                         Common Stock, Par Value $.0001

                        ITEM 1. DESCRIPTION OF SECURITIES

         The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which will be furnished to an investor upon written request therefor.

COMMON STOCK

         The Company is presently authorized to issue 50,000,000 shares of $.0001 par value common stock. The Company presently has 15,652,790 shares of common stock outstanding. The Company has reserved from its authorized but unissued shares a sufficient number of shares of common stock for issuance of the Shares offered hereby. The shares of common stock are fully paid and non-assessable.

         The holders of common stock, including the Shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable, except as it relates to 70,549 shares of common stock as set forth relative to the Earth Care Partners transaction discussed in the Certain Transactions section of the SB-2 Registration Statement filed with the Securities and Exchange Commission and declared effective by them on February 13, 1998, which document is incorporated herein by reference. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

PREFERRED STOCK

         The Company is also presently authorized to issue 5,000,000 shares of $.001 par value Preferred Stock. Under the Company's Articles of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the Preferred Stock of any other series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of Preferred Stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from the Company.

         The Board of Directors of the Company has designated 250,000 shares as Series A Preferred Stock, with a 10% cumulative stock dividend, payable semiannually on March 31 and September 30 of each year, commencing on September 30, 1996, at a rate of 10% per annum. The Company has issued 209,207 shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible:
(i) at the option of the holder into Common Stock of the Company at the rate of seven (7) shares of Common Stock for each share of Series A Preferred Stock, and
(ii) mandatorily converted into Common Stock on the date on which a Registration Statement, which is filed with the U.S. Securities and Exchange Commission and would yield proceeds to the Company in excess of $10 million, is declared effective by the SEC. The Series A Preferred Stock is subject to redemption by the Company at its option at any time commencing from the date of issue of such Series A Preferred Stock at a price of $25.00 per share. In the event of any liquidation, after payment of debts and other liabilities, the stockholders of Series A Preferred Stock will be entitled to receive, before the stockholders of any Common Stock, the stated value of $20 per share. None of the Series A Preferred Stock issued has been converted into Common Stock of the Company or redeemed by the Company as of the date hereof.

SERIES A AND SERIES B WARRANTS

 The Company distributed Series A Warrants and Series B Warrants simultaneously with the closing of a reverse merger into Educational Storybooks International, Inc. in March 1996. As a result, the Company now has 950,000 Series A and 950,000 Series B common stock purchase warrants (the "Warrants") outstanding. The Warrants are exercisable at $2.50 per share for the Series A Warrants and $4.50 per share for the Series B Warrants, at any time prior to June 30, 1998, subject to effectiveness of registration of the Warrants and underlying shares. The Company has registered the Series A Warrants, effective February 13, 1998.

                  (a) The Company may redeem all or a portion of the Warrants, in each case at $.01 per warrant upon 30 days' prior written notice to the warrant holders in the event the Closing bid price of the Company's common stock exceeds or equals $4.00 per share for 20 consecutive trading days, then the Series A Warrants can be redeemed and if the price equals or exceeds $6.00 then the Series B Warrants may be redeemed. The warrants may only be redeemed if a current registration statement is in effect with respect thereto. Any warrant holder who does not exercise his Warrants prior to the Redemption Date, as set forth on the Company's Notice of Redemption, will forfeit his right to purchase the shares of Common Stock underlying such Warrants, and after such Redemption Date any outstanding Warrants referred to in such Notice will become void and be canceled. If the Company does not redeem such Warrants, such warrants will expire at the conclusion of the exercise period unless extended by the Company.

                  (b) The Company may at any time, and from time to time, extend the exercise period of the Warrants provided that written notice of such extension is given to the warrant holders prior to the expiration date thereof. Also, the Company may, at any time, reduce the exercise price thereof by written notification to the holders thereof. The Company does not presently contemplate any extensions of the exercise period or reduction in the exercise price of the Warrants.

                  (c) The Warrants contain anti-dilution provisions with respect to the occurrence of certain events, such as stock splits or stock dividends. The anti-dilution provisions do not apply in the event of a merger or acquisition. In the event of liquidation, dissolution or winding-up of the Company, warrant holders will not be entitled to participate in the assets of the Company. Warrant holders have no voting, preemptive, liquidation or other rights of a stockholder of a Company, and no dividends may be declared on the Warrants.

                  (d) The Warrants may be exercised by surrendering to the Company, a Warrant certificate evidencing the Warrants to be exercised, with the exercise form included therein duly completed and executed, and paying to the Company the exercise price per share in cash or check payable to the Company. Stock certificates will be issued as soon thereafter as practicable.

                  (e) The Warrants are not exercisable until the Warrants and the shares of Common Stock underlying the Warrants are registered. The Company has agreed to file with the Commission a registration statement with respect to the issuance of such shares underlying the Warrants. The effective date of such registration will be the "Commencement Date" for determining the exercise period of such Warrants. The Company will also seek to register or qualify the Common Stock issuable upon the exercise of the Warrants under the Blue Sky laws of all states in which holders of the Warrants may reside.

                  (f) The Warrants are deemed to be "restricted securities" in a manner similar to the definition of that term used in Rule 144 and will only be transferable, prior to registration, upon a showing to the satisfaction of the Company that the transfer is exempt from the registration provisions of the Securities Act of 1933. The Warrants are stamped with a restrictive legend.

                                ITEM 2. EXHIBITS

      1.1      Specimen of Common Stock(1)
      2.1      Articles of Incorporation of the Registrant(2)
      2.2      ByLaws of the Registrant(3)

-------------------
(1) Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form SB-2 (registration No. 333-22949) filed with the Securities and Exchange Commission on March 7, 1997
(2) Incorporated by reference to Exhibit
3.5 to the Registrant's Registration Statement on Form SB-2 (registration No. 333-22949) filed with the Securities and Exchange Commission on March 7, 1997
(3) Incorporated by reference to Exhibit 3.6 to the Registrant's Registration Statement on Form SB-2 (registration No. 333-22949) filed with the Securities and Exchange Commission on March 7, 1997





                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          U.S. Plastic Lumber Corporation
                                                   (Registrant)


      Date: 2/27/98                       By: /s/ Bruce C. Rosetto
                                              -------------------------------
                                          Bruce C. Rosetto, Vice President and
                                          General Counsel/Secretary